June 30, 2005

By U.S. mail and facsimile to (508) 222-0220

Grant C. Bennett
President and Treasurer
Ceramics Process Systems Corporation
111 South Worcester Street
P.O. Box 338
Chartley, MA 02712-0338

	RE:	Ceramics Process Systems Corporation
		Form 10-K for the fiscal year ended December 25, 2004
		Filed March 28, 2005

		File No. 0-16088

Dear Mr. Bennett:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended December 25, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

1.  	In future filings, please expand your disclosures regarding
the
volatility of your results of operations.  At a minimum, please:
* disclose the reasons for the increased demand for existing products experienced in 2004.
* disclose any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales or income from continuing operations prior to when actually recognized. For example, we note in your Form 10-Q for the quarter ended March 26, 2005, that revenues decreased because customers pulled
Q1 2005 demand into Q4 2004. In addition, we note that gross margins decreased because of the effect of price reductions which took effect in Q4 2004 and Q1 2005. Although these factors were present in Q4 2004, your Form 10-K for the year ended December 25, 2004 did not discuss the impact on your revenues and gross margin in 2004 or the anticipated impact in 2005. Please do so in future filings.
* Disclose the amounts associated with the non-recurring factors associated with the increase in gross margin in 2004, as compared to
2003.

 Item 9A. Controls and Procedures

2.  	We note your disclosure that your principal executive officer
and
principal financial officer concluded that the Company`s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Revise your future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule
13a-
15(e).






Financial Statements

Report of Independent Registered Public Accounting Firm

3. Please have your auditors tell us why their report does not indicate that the predecessor auditors have ceased operations.
Please
refer to footnote 2 and paragraph 61 of interpretation 15 of AU section 508.

(2) Summary of Significant Accounting Policies

4. In future filings, please disclose your policy for identifying and measuring impairment of your long-lived assets.

5. We note the presence of what appears to be increasing consigned inventory, based on your disclosures in your management`s discussion and analysis. If material, please disclose your policy for recognizing revenue related to consigned inventory.

6. Please help us understand why you view your business as principally one segment, in light of your three primary market segments, as discussed in your press release dated March 24, 2005. In this regard, please explain, in detail, the nature of the financial information reviewed by your chief operating decision maker. Assuming you have more than one operating segment, please also tell us how you meet the aggregation requirements in paragraph 17 of SFAS No. 131, given the variety of markets you serve and the customized nature of your products.

*    *    *    *

      Please respond to these comments by providing the
supplemental
information requested.  Please provide us with a supplemental response
that addresses each of our comments.   Please file your
supplemental
response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      To expedite our review, you may wish to provide complete packages to each of the persons names below. Each package should include a copy of your response letter and any supplemental information.





      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Nili Shah
								Branch Chief


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Mr. Grant C. Bennett
Ceramics Process Systems Corporation
June 30, 2005
Page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE